The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

October 9, 2018

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Preliminary Proxy Statement on Schedule 14A – Al Frank Fund, filed on September 21, 2018 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) via telephone on September 28, 2018 (the “Comments”), relating to the Preliminary Statement on Schedule 14A filed on September 21, 2018 regarding the Al Frank Fund (the “Fund”), a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

Please respond to all comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

Please confirm that all missing or bracketed info will be included in the subsequent filing.

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October 9, 2018

Response #2

The Registrant confirms that any missing or bracketed disclosure will be finalized in the Funds’ next post-effective amendment.

Comment #3

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #3

The Registrant acknowledges the Staff’s Comment.

Comment #4

Please provide a copy of the proxy card, the new advisory agreement and new expense limitation agreement. Please note that the Staff may have additional comments.

Response #4

The Registrant will provide the proxy card filed as definitive additional materials and the new advisory agreement and new expense limitation agreement will be filed as an Appendix to the Proxy Statement that will be filed in the definitive proxy materials.

Shareholder Letter

Comment #5

In the end of the fourth paragraph, the disclosure states, “Focus provides member firms with access to capital and the knowledge base to assist those firms in their further growth and business development. KIG has access to the expertise of Focus personnel and that of other Focus firms in the areas of compliance, marketing and client service. We believe these benefits should help improve AFAM’s business and investment processes, thereby benefitting Fund investors through better client service.” Briefly substantiate your believe that KIG’s access to Focus personnel and other funds will benefit the Fund and its shareholders.

Response #5

The Registrant has deleted the disclosure in response to the Staff’s comment. The relevant disclosure now reads as follows:

KIG is a Delaware limited liability company headquartered in Chicago, Illinois and is an indirect, wholly-owned subsidiary of Focus Financial Partners, LLC (“Focus”). Focus, a Delaware limited liability company headquartered in New York City, is a strategic and financial investor in U.S. and international independently-managed wealth and asset management firms. Focus was incorporated in Delaware on November 30, 2004. In July 2018, Focus Financial Partners, Inc. (“Focus Inc.”) conducted an initial public offering of its shares of common stock. Focus Inc. is the sole managing member of Focus. ~~Focus provides member firms with access to capital and the knowledge base to assist those firms in their further growth and business development. KIG has access to the expertise of Focus personnel and that of other Focus firms in the areas of compliance,~~

October 9, 2018

~~marketing and client service. We believe these benefits should help improve AFAM’s business and investment processes, thereby benefitting Fund investors through better client service.~~

The Registrant has made this change throughout the document.

Comment #6

In the last sentence of the fifth paragraph the letter states, “The effective date of the New Advisory Agreement will be the date shareholders approve the New Advisory Agreement.” Please put a qualifier in this sentence, for example start the sentence with “If approved. . .”

Response #6

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

If approved, the~~The~~ effective date of the New Advisory Agreement will be the date shareholders approve the New Advisory Agreement.

Questions & Answers

Comment #7

In the Question “What is happening?” the disclosure states, “As described in the attached Notice and Proxy Statement, AFAM Capital, Inc. (“AFAM”) served as the investment adviser to the Fund and was responsible for the day-to-day management of the Fund’s assets.” Please clarify the length of service of the Adviser, for example, “since inception.”

Response #7

The Registrant has revised the disclosure as follows based on the Staff’s Comment:

As described in the attached Notice and Proxy Statement, AFAM Capital, Inc. (“AFAM”) served as the investment adviser to the Fund, since the Fund’s inception, and was responsible for the day-to-day management of the Fund’s assets.

Comment #8

In the Question “What is happening?” the disclosure states, “We believe these benefits should help improve AFAM’s business and investment processes, thereby benefitting Fund investors through better client service.” Same Comment as above, please explain the basis for this belief, for example the greater size, longer history of operations, etc.

Response #8

The Registrant has deleted the disclosure in response to the Staff’s Comment. Please see the Response to Comment #5 above.

Comment #9

Under the question, “Will the Fund’s name change?” the Staff notes that the Fund’s name will not change. Please provide an analysis as to why the Fund’s name will not change since it seems to refer to the Fund’s old adviser AFAM.

October 9, 2018

Response #9

In response to the Staff’s Comment, the Registrant explains to the Staff that the New Adviser is the sole successor to AFAM’s equity investment strategies and that the Al Frank Fund is continuing “as is” without any change. Therefore, the Registrant believes it would be confusing to the Fund’s shareholders to change the Fund’s name as a result of the Transaction and the Registrant confirms to the Staff that the Fund’s name will stay the same.

Proxy Statement

Summary of the Proposal

Background

Comment #10

In the third paragraph, where the disclosure first discusses Focus Financial Partners, LLC (“Focus”). Please provide a brief history of Focus, for example year of incorporation, assets under management, etc.

Response #20

The Registrant has clarified the disclosure in response to the Staff’s Comment as follows:

Focus Financial Partners, LLC (“Focus”). Focus, a Delaware limited liability company headquartered in New York City, is a strategic and financial investor in U.S. and international independently-managed wealth and asset management firms. Focus was incorporated in Delaware on November 30, 2004.  In July 2018, Focus Financial Partners, Inc. (“Focus Inc.”) conducted an initial public offering of its shares of common stock. Focus Inc. is the sole managing member of Focus.

Information Concerning the New Adviser

Comment #11

At the end of this section there is a table that lists the name of another mutual fund advised by KIG with an investment objective similar to the Fund’s. Please delete this table and the narrative since it states earlier that the Adviser is not going to change the Fund’s current fees and expenses.

Response #11

The Registrant has deleted the table in response to the Staff’s Comment.

Expense Limitation Agreement

Comment #12

The Staff notes that the recoupment provisions survive the merger, therefore please supplementally disclose the amount of reimbursed fees and expenses subjected to recoupment for the past years.

Response #12

October 9, 2018

The Registrant supplementally confirms to the Staff that for the Fund’s fiscal years ended December 31, 2017, 2016 and 2015 respectively, the management fees waived by AFAM were $85,266, $94,767 and $68,226, respectively, all or, in the case of the 2015 fiscal year, a portion of which remain subject to recoupment by KIG.

Evaluation by the Board of Trustees

Comment #13

Supplementally please explain if the Board weighed any factors against KIG as the Fund’s new investment adviser.

Response #13

The Registrant confirms to the Staff that the Board did not weigh any negative factors with respect to KIG as the Fund’s new investment adviser. Further, the Registrant confirms to the staff that all factors considered by the Board are disclosed in the Proxy Statement.

Comment #14

Under the discussion of “Performance,” please revise the disclosure to identify each of the benchmarks and categories by name.

Response #14

The Registrant has made the requested changes regarding adding the Morningstar Category and benchmark.

Comment #15

Under the discussion of “Performance,” please clarify the identity of Broadridge and explain what the Broadridge report was used for.

Response #15

The Registrant confirms to the Staff that in January 2018, Broadridge Financial Solutions, Inc. acquired Morningstar, Inc.’s 15(c) board consulting services business. Consequently, the Board minutes and corresponding disclosures reference reports prepared by Broadridge rather than Morningstar. These reports are virtually identical in both substance and in presentation as they were under Morningstar. Therefore, while the Registrant appreciates the Staff’s Comment, the current disclosure tracks the minutes of the Board meeting and therefore, the Registrant believes that the current disclosure is sufficient.

Appendix A

Comment #16

Please supplementally confirm that the disclosure provided related to the New Advisory Agreement and New Expense Limitation Agreement will continue to be accurate at the time each Agreement is filed with the Commission.

October 9, 2018

Response #16

The Registrant confirms that the disclosure provided related to the New Advisory Agreement and New Expense Limitation Agreement will continue to be accurate at the time each Agreement is filed with the Commission.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell